Exhibit 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)

	Six Months Ended June 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$4,547	$428	$490	$375	$703	$520

Fixed charges
Interest costs(1)	58	197	237	225	165	132
Estimated interest in rentals(2)	30	70	83	71	67	68

Fixed charges as defined	88	267	320	296	232	200

Adjustments to income from continuing operations
Interest costs capitalized	(9)	(51)	(70)	(70)	(52)	(40)
Net (gains) losses of less than majority-owned affiliates, net of dividends	1	(1)	(19)	(1)	1	4

Income from continuing operations as adjusted	$4,627	$643	$721	$600	$884	$684

Ratio of earnings from continuing operations to fixed charges(3)	52.39	2.41	2.25	2.03	3.81	3.42

(1)	Excludes interest on uncertain tax positions.
(2)	Represents the estimated interest portion of rents.
(3)	For purposes of computing the ratios, (i) “earnings” consist of income from continuing operations before income taxes, plus fixed charges less capitalized interest costs, as adjusted for net losses or net gains of less than majority-owned affiliates, net of dividends and (ii) “fixed charges” consist of interest costs and estimated interest in rentals and exclude interest on uncertain tax positions.